Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2014

CHAIRMAN’S STATEMENT

In the first half of 2014, the global economy was intricate and volatile, and the Chinese economy experienced downward pressure. The significant change in the competitive environment of the financial industry increased the pressure faced by the insurance industry, in particular, on the development and transformation of the life insurance industry. Against such intricate and volatile external environment and increasingly keen market competition, the Company adhered to the business strategy of “prioritizing value, stabilizing volume, optimizing structure and expanding sources of profit”, firmly adjusted its business structure, speeded up the business development of mid- and long-term regular premiums insurance and the protection-oriented insurance, made great efforts in pushing forward transformation and upgrade, and tackled various risks and challenges effectively. The business development of the Company for the first half of 2014 met our expectations, with its core business growing rapidly, structure being further optimized, and business value witnessing steady growth. The Company has achieved remarkable results in the shift from emphasizing on scale and speed to emphasizing on scale of value, thus further enhanced its capacity of sustainable growth.

During the Reporting Period, the Company’s total revenue was RMB240,999 million, a 2.6% decrease year-on-year; net profit attributable to equity holders of the Company was RMB18,407 million, a 13.6% increase year-on-year; and earnings per share (basic and diluted) were RMB0.65, a 13.6% increase year-on-year. New business value for the six months ended 30 June 2014 was RMB13,459 million, a 6.9% increase year-on-year. The Company’s market share1 in the first half of 2014 was approximately 25.7%, maintaining a leading position in the life insurance market. As at the end of the Reporting Period, the Company’s total assets reached RMB2,120,114 million, an increase of 7.5% from the end of 2013; embedded value was RMB390,367 million, an increase of 14.1% from the end of 2013. As at 30 June 2014, the Company’s solvency ratio was 240.99%.

[1]	Calculated according to the premium data of life insurance companies in the first half of 2014 released by the China Insurance Regulatory Commission (the “CIRC”).

The Company actively undertook its corporate social responsibility. Relying on its competitive advantages in professionalism and business scale, the Company continued to develop policy-sponsored businesses including New Village Cooperative Medical Insurance, New Rural Pension Insurance, Basic Medical Insurance Program for Urban and Township Residents, Rural Medical Assistance Insurance, as well as Rural Micro-insurance business. In addition, the Company provided insurance coverage for astronauts, aerospace scientific personnels, and over 240,000 college-graduate village officials. The Company actively participated in public welfare and charitable undertakings. During the Reporting Period, the Company continually donated RMB30 million to the China Life Foundation. It also donated RMB10.05 million through the China Life Foundation to provide funding for the poverty alleviation projects in Yunxi County in Hubei Province, and Tiandeng County and Longzhou County in Guangxi Province. The Company allocated a sponsoring fund in an aggregate of approximately RMB4.05 million to the civil affairs departments of the relevant districts, and continued to provide support for Wenchuan earthquake orphans, Yushu earthquake orphans and Zhouqu mudslide orphans. The Company donated RMB16 million to relevant foundations to provide subsidies for families bereft of their only child, to provide funding for the construction of kidney dialysis clinics in grass-root hospitals in some rural areas of Liaoning Province, and to offer the “screening of two types of cancers” and the protection of serious diseases for women in poverty-stricken areas.

In the second half of the year, the development environment both within and outside China will remain complicated with various unstable and uncertain factors. There will also be great challenges for economic development, and the life insurance industry is still facing great pressures for the development and transformation. Nevertheless, we should be aware that China’s overall economic development will remain stable, and the economic operation will be kept within a reasonable range. The fundamental conditions of life insurance industry remain unchanged and the life insurance industry continues to see tremendous development potentials. In particular, the rollout of the “Several Opinions of the State Council on Accelerating the Development of the Modern Insurance Industry” provides strong policy support to the reform and development of the insurance industry. The Company will stick to the existing business policy, and focus on reform and innovation, as well as transformation and upgrade. Building upon its overall streamlined organizational structure and staffing arrangement, the Company will further enhance its functions in market investigation and planning, and strongly push forward the allocation of more human resources to the frontline fields, with a view to actively enhancing the management efficiency of the Company and dealing with market competition. The Company will insist on putting its business development on the top priority, and pushing forward the shift of development mode. After having maintained the steady growth of its business and consolidated its market leading position, the Company will put great efforts on further developing first-year regular premium businesses with five years or longer payment duration to reinforce its capability for continuous development. The

Company will also focus on the construction of sales teams, take effective measures to ensure their leading advantages, and improve the overall quality of sales teams. The Company will coordinate its business development in urban and rural areas, and place an emphasis on urban areas as its major place for competition while consolidating its traditional advantages in rural market in a bid to enhance its market competitiveness. The Company will stick to the client-oriented concept, and implant such concept into every aspect and area of its business management with a view to creating a business operational model compatible to this concept. The Company will actively push forward the market-oriented reform and the construction of corporate culture. The Company will operate its business in strict compliance with law, and adhere to the bottom-line of risks and enhance risk prevention.

Since its listing in 2003, the Company has grown into an enterprise with significant influence in the life insurance industry both within and outside China. China Life Insurance (Group) Company, of which the Company is a key member, ranked 98th in the Fortune Global 500 in 2014, entering the top 100 and staying No. 1 among the Chinese insurance enterprises in the list. Currently, the Company is at a critical period for transformation, upgrade and innovation. Standing at a new historical point of time and a brand-new starting point of development, all employees will reach a consensus and enhance confidence, determine to work hard with full dedication to continuously build up the hard and soft powers of China Life, enhance its overall competitiveness, and achieve the transformation of the Company from the largest to the strongest.

MANAGEMENT DISCUSSION AND ANALYSIS

I	Overview of Operations in the First Half of 2014

In the first half of 2014, the Company actively took an initiative to adjust its business structure. Such business structure was noticeably optimized and its operating results were constantly improved, thus maintaining the leading position of the Company in the market. During the Reporting Period, the Company’s net premiums earned was RMB193,775 million, a decrease of 3.5% as compared to the corresponding period of 2013; first-year premiums decreased by 4.1% as compared to the corresponding period of 2013, first-year regular premiums increased by 14.3% as compared to the corresponding period of 2013, and the percentage of first-year regular premiums in first-year premiums increased to 36.10% in the first half of 2014 from 30.28% in the corresponding period of 2013; first-year regular premiums with 10 years or longer payment duration increased by 28.9% as compared to the corresponding period of 2013, and the percentage of first-year regular premiums with 10 years or longer payment duration in first-year regular premiums increased to 47.10% in the first half of 2014 from 41.79% in the corresponding period of 2013; renewal premiums decreased by 5.7% as compared to the corresponding period of 2013, and the percentage of renewal premiums in gross written premiums decreased to 53.70% in the first half of 2014 from 55.25% in the corresponding period of 2013; short-term accident insurance premiums increased by 10.7% as compared to the corresponding period of 2013, and the percentage of short-term accident insurance premiums in short-term insurance premiums increased to 61.20% in the first half of 2014 from 61.00% in the corresponding period of 2013. As at 30 June 2014, the number of in-force policies increased by 5.1% from the end of 2013; the Policy Persistency Rate (14 months and 26 months)2 reached 88.5% and 87.5%, respectively; and the Surrender Rate3 was 3.34%, a 1.29 percentage point increase as compared to the corresponding period of 2013.

[2]	The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.
[3]	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premium of long-term insurance contracts)

With respect to the exclusive individual agent channel, the Company maintained a stable business scale and continued to optimize its business structure. During the Reporting Period, gross written premiums from the exclusive individual agent channel increased by 0.7% year-on-year; first-year premiums increased by 11.2% year-on-year; first-year regular premiums increased by 11.5% year-on-year; first-year regular premiums with 10 years or longer payment duration increased by 30.4% year-on-year; the percentage of first-year regular premiums with 5 years or longer payment duration and 10 years or longer payment duration in first-year regular premiums increased by 17.00 and 8.27 percentage points to 95.78% and 57.10% year-on-year; renewal premiums decreased by 1.5% year-on-year. With further development of the “effective expansion” strategy for team building, the overall quality of the sale force continued to improve. The Company made progress in developing professionalism of the distribution channel and effectively enhancing information technology applications, with remarkable achievements being made in product strategy and sales planning. As at the end of the Reporting Period, the Company had a total of 640,000 exclusive individual agents.

With respect to the group insurance channel, the Company achieved steady growth in premiums, and improved its operating results. During the Reporting Period, gross written premiums, short-term insurance premiums and short-term accident insurance premiums from the group insurance channel increased by 2.9%, 13.9% and 14.6% year-on-year, respectively, and first-year premiums from the group insurance channel decreased by 35.8% year-on-year. The group insurance channel actively provided services to economic and social development, participated in the building of the social security system, and continued its provision of insurance for college-graduate village officials and planned birth insurance. The Company actively explored international operations, and took cooperation initiatives such as multinational pooling of insurance. As at the end of the Reporting Period, the Company had a total of 18,000 group sales representatives in the group insurance channel.

With respect to the bancassurance channel, the Company actively responded to the new changes in regulatory policies and the new challenges from the market competition, strengthened its efforts in product innovation, and deepened agency channel cooperation. After having maintained a considerable business scale, the Company actively adjusted its business structure, and made great efforts in developing regular premiums business, with an initial achievement being made in the development of channel transformation. During the Reporting Period, gross written premiums from bancassurance channel decreased by 12.9% year-on-year; first-year premiums decreased by 8.3% year-on-year; first-year regular premiums increased by 26.7% year-on-year; first-year regular premiums with 5 years or longer payment duration increased by 52.3% year-on-year. As at the end of the Reporting Period, the number of intermediary bancassurance outlets was 67,000, with a total of 53,000 sales representatives.

Starting from the beginning of the year, the growth of the Chinese economy slowed down, the overall financial market became stable with more relaxed liquidity, and progress in the marketization of interest rate was accelerated; an array of credit default events occurred, the bond market fluctuated and moved upward, and structures of the stock market differentiated obviously. The Company flexibly responded to changes in the capital market, introduced a market competition mechanism with respect to the use of capital, actively pushed forward the management of entrusted investments in both domestic and international markets, actively diversified investment types and channels, strengthened its investment capabilities and professional management, and constantly improved its portfolio allocations. In terms of fixed income investment, new negotiated deposits with higher fixed interest rates were made, which increased the income level of inventory assets; the Company increased its allocation in high grade credit debt securities, which further optimized the investment structure of bonds. In terms of equity investment, the Company took advantage of market opportunities to further control its risk exposure. In terms of real estate investment, the Company steadily pushed forward commercial real estate investment with an accumulated negotiated investment amount of approximately RMB8 billion; actively involved in infrastructure and real estate debt investment plan, with an accumulated investment amount of approximately RMB62.6 billion. In terms of other financial assets, the Company steadily promoted the investment in financial products such as trust schemes, wealth management products and project asset-backed plans, with a total investment amount of approximately RMB37.5 billion. As at the end of the Reporting Period, the Company’s investment assets reached RMB1,973,109 million, an increase of 6.7% from the end of 2013. Among the major types of investments, the percentages of bonds increased to 48.06% from 47.25% as at the end of 2013, the percentages of term deposits decreased to 34.77% from 35.93% as at the end of 2013, and the percentages of shares and funds decreased to 5.26% from 7.50% as at the end of 2013. During the Reporting Period, interest income increased steadily, and net investment yield4 was 4.75%. The impairment losses of assets decreased notably, as a result of which the gross investment yield5 was 4.78% and gross investment yield including share of profit of associates and joint ventures6 was 4.90%. The comprehensive investment yield taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income7 was 6.19%.

[4]	Net investment yield = {[(Investment income + Net income from investment properties - Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)]/181} × 365
[5]	Gross investment yield = {[(Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Total income from investment properties – Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)]/181} × 365
[6]	Gross investment yield including share of profit of associates and joint ventures = {[(Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Total income from investment properties – Business tax and extra charges for investment + Share of profit of associates and joint ventures) / ((Investment assets at the beginning of the period + Investments in associates and joint ventures at the beginning of the period + Investment assets at the end of the period + Investments in associates and joint ventures at the end of the period) / 2)]/181} × 365
[7]	Comprehensive investment yield = {[(Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Current net fair value changes of available-for-sale securities recognized in other comprehensive income + Total income from investment properties – Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2) ]/181} × 365

In the first half of 2014, the Company further implemented the “innovation-driven development strategy”. It also made great efforts in pushing forward products innovation, focused on the development of products, and launched various types of products in the exclusive individual agent channel, group insurance channel and bancassurance channel, thereby effectively promoting its business development and enhancing the value of its business. The Company endeavoured to push forward sales innovation, actively promoted innovative experience and practices such as direct sales over the customer service counter, thus strongly facilitating its business development and the construction of sales teams. It also step up its efforts in pushing forward service innovation with a key focus on meeting clients’ demands in order to fully promote the “immediate payout” service model for policy preservation and claim settlement. The Company optimized its policy loan service and fully promoted an integrated customer service system, with a view to improving its customer experience. Moreover, the Company kept on enhancing its notification service to increase the support to its business development steadily. The Company made great efforts in pushing forward technological innovation, and its data center was successfully open for operation and operated steadily. It successfully completed the promotion and preparation of E-customer Service System and a pilot program of intelligent claim settlement system, and actively explored the application of cloud assistance and WeChat.

The Company continued to comply with Section 404 of the U.S. Sarbanes-Oxley Act. Meanwhile, it carried out the work for the compliance with standard systems of corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by five PRC ministries including the Ministry of Finance and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC. The Company adopted a model of remaining risks for the first time to conduct the classification of control procedures, and actively pushed forward risk-oriented internal control management. The Company continuously complied with the “Guidelines for the Implementation of Comprehensive Risk Management of Personal Insurance Companies” issued by the CIRC, improved the comprehensive risk management framework, reinforced the mechanism of “Top-Down” transmission for its risk tolerance system, commenced the work in relation to risk monitoring and risk early-warning classification management, conducted the research on quantitative analysis of operating risk management, and intensified its control over key risks. The Company also implemented the project of “Integrity China Life” to facilitate the quality improvement of its sales teams. The Company expanded the coverage of sales risk early-warning and monitoring, and implemented the risk classification management for sales organizations. The Company consistently complied with regulatory requirements, intensified the special control on key risks in sales sector, and made efforts to push forward the establishment of a long-term effective mechanism for the regulation and control of sales risks.

II.	Analysis of Major Items of Consolidated Statement of Comprehensive Income

1.	Total Revenues

	RMB million
	January to June 2014	January to June 2013
Net premiums earned	193,775	200,844
Individual life insurance business	181,303	191,104
Group life insurance business	1,122	1,023
Short-term insurance business	9,463	8,197
Supplementary major medical insurance business	1,887	520
Investment income	45,075	40,103
Net realised gains and impairment on financial assets	(267)	3,922
Net fair value gains through profit or loss	564	918
Other income	1,852	1,761

Total	240,999	247,548

Net Premiums Earned

(1)	Individual Life Insurance Business

During the Reporting Period, net premiums earned from individual life insurance business decreased by 5.1% year-on-year. This was primarily due to the adjustment to the business structure of the bancassurance channel.

(2)	Group Life Insurance Business

During the Reporting Period, net premiums earned from group life insurance business increased by 9.7% year-on-year. This was primarily due to an increase in premiums earned from China Life group whole-life insurance business.

(3)	Short-term Insurance Business

During the Reporting Period, net premiums earned from short-term insurance business increased by 15.4% year-on-year. This was primarily due to the Company’s increased efforts on making adjustment to the business structure and motivating local branches in acquiring new business.

(4)	Supplementary Major Medical Insurance Business

During the Reporting Period, net premiums earned from supplementary major medical insurance business increased by 262.9% year-on-year. This was primarily due to the Company’s active expansion of its business into the supplementary major medical insurance market by capitalizing on a strategic opportunity arising from the innovation of new public services by the PRC government through an insurance mechanism.

Gross written premiums categorized by business:

	RMB million
	January to June 2014	January to June 2013
Individual Life Insurance Business	181,449	191,186
First-year business	75,534	78,881
Single	48,431	54,699
First-year regular	27,103	24,182
Renewal business	105,915	112,305
Group Life Insurance Business	1,126	1,027
First-year business	1,119	1,031
Single	554	1,016
First-year regular	565	15
Renewal business	7	(4)
Short-term Insurance Business	10,782	9,770
Short-term accident insurance business	6,599	5,960
Short-term health insurance business	4,183	3,810
Supplementary Major Medical Insurance Business	3,893	1,268

Total	197,250	203,251

Gross written premiums categorized by channel:

	RMB million
	January to June 2014	January to June 2013
Exclusive Individual Agent Channel	117,016	116,154
First-year business of long-term insurance	21,710	19,522
Single	124	157
First-year regular	21,586	19,365
Renewal business	92,375	93,742
Short-term insurance business	2,931	2,890
Group Insurance Channel	9,247	8,989
First-year business of long-term insurance	1,181	1,840
Single	1,117	1,755
First-year regular	64	85
Renewal business	283	318
Short-term insurance business	7,783	6,831
Bancassurance Channel	66,616	76,490
First-year business of long-term insurance	53,583	58,409
Single	47,733	53,793
First-year regular	5,850	4,616
Renewal business	12,974	18,035
Short-term insurance business	59	46
Other Channels[1]	4,371	1,618
First-year business of long-term insurance	179	141
Single	11	10
First-year regular	168	131
Renewal business	290	206
Short-term insurance business	9	3
Supplementary major medical insurance business	3,893	1,268

Total	197,250	203,251

Notes:

1.	Other channels mainly include supplementary major medical insurance business, telephone sales, etc.

2.	The Company’s channel premium breakdown was presented based on the groups of sales personnels belonging to exclusive individual agent team, direct sales representatives, bancassurance sales team and other distribution channels.

Investment Income

	RMB million
	January to June 2014	January to June 2013
Investment income from securities at fair value through profit or loss	718	787
Investment income from available-for-sale securities	10,919	9,611
Investment income from held-to-maturity securities	12,499	10,951
Investment income from bank deposits	17,032	15,937
Investment income from loans	3,676	2,642
Other investment income	231	175

Total	45,075	40,103

(1)	Investment Income from Securities at Fair Value through Profit or Loss

During the Reporting Period, investment income from securities at fair value through profit or loss decreased by 8.8% year-on-year. This was primarily due to a decrease in dividend income from funds as a result of the reduction of the volume of funds at fair value through profit or loss.

(2)	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities increased by 13.6% year-on-year. This was primarily due to an increase in dividend income from available-for-sale funds and interest income from available-for-sale debt securities.

(3)	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 14.1% year-on-year. This was primarily due to an increase in interest income resulting from the Company’s increased allocation in held-to-maturity corporate bonds in light of market conditions.

(4)	Investment Income from Bank Deposits

During the Reporting Period, investment income from bank deposits increased by 6.9% year-on-year. This was primarily due to an increase in the volume of bank deposits and the higher level of market interest rates.

(5)	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 39.1% year-on-year. This was primarily due to the increased volume of policy loans, debt investment plans and other investment assets.

Net Realised Gains and Impairment on Financial Assets

During the Reporting Period, changes in net realised gains and impairment on financial assets were primarily due to a decrease in income from the buy-sale price differential in the trading of available-for-sale equity securities.

Net Fair Value Gains through Profit or Loss

During the Reporting Period, net fair value gains through profit or loss decreased by 38.6% year-on-year. This was primarily due to a decrease in the volume of equity securities at fair value through profit or loss and the fluctuation of their market value.

Other Income

During the Reporting Period, other income increased by 5.2% year-on-year. This was primarily due to an increase in commission fees earned from China Life Property & Casualty Insurance Company Limited resulting from the development of the interactive business by the Company.

2.	Benefits, Claims and Expenses

	RMB million
	January to June 2014	January to June 2013
Insurance benefits and claims expenses	180,782	189,247
Individual life insurance business	173,201	183,556
Group life insurance business	946	1,003
Short-term insurance business	4,869	4,137
Supplementary major medical insurance business	1,766	551
Investment contract benefits	1,031	985
Policyholder dividends resulting from participation in profits	9,212	9,777
Underwriting and policy acquisition costs	14,135	13,800
Finance costs	1,927	1,935
Administrative expenses	10,802	10,817
Other expenses	1,886	2,021
Statutory insurance fund contribution	401	385

Total	220,176	228,967

Insurance Benefits and Claims Expenses

(1)	Individual Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to individual life insurance business decreased by 5.6% year-on-year. This was primarily due to the decrease in change in insurance contracts liabilities resulting from the combined effect of the change of discount rate assumption of reserves of traditional life insurance, the decrease in single premiums and the release of reserves because of maturity and surrender payments.

(2)	Group Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to group life insurance business decreased by 5.7% year-on-year. This was primarily due to a decrease in change in insurance contracts liabilities resulting from both the difference in the distribution of premiums from one year term life insurance of group life insurance business as compared to the corresponding period of last year and an increase in claims.

(3)	Short-term Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to short-term insurance business increased by 17.7% year-on-year. This was primarily due to an increase in business volume.

(4)	Supplementary Major Medical Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to supplementary major medical insurance business increased by 220.5% year-on-year. This was primarily due to an increase in business volume.

Investment Contract Benefits

During the Reporting Period, investment contract benefits increased by 4.7% year-on-year. This was primarily due to an increase in the volume of investment contracts.

Policyholder Dividends Resulting from Participation in Profits

During the Reporting Period, policyholder dividends resulting from participation in profits decreased by 5.8% year-on-year. This was primarily due to a decrease in investment yields for participating products.

Underwriting and Policy Acquisition Costs

During the Reporting Period, underwriting and policy acquisition costs increased by 2.4% year-on-year. This was primarily due to an increase in underwriting costs for the first-year regular premium business resulting from the optimization of the Company’s business structure.

Finance Costs

During the Reporting Period, finance costs decreased by 0.4% year-on-year. This was primarily due to a decrease in interest payments for securities sold under agreements to repurchase.

Administrative Expenses

During the Reporting Period, administrative expenses decreased by 0.1% year-on-year. This was primarily due to the reduction of expenses as a result of the implementation of a cost-cutting policy by the Company.

Other Expenses

During the Reporting Period, other expenses decreased by 6.7% year-on-year. This was primarily due to an increase in foreign exchange gains resulting from the slight depreciation of Renminbi.

3.	Profit before Income Tax

	RMB million
	January to June 2014	January to June 2013
Individual life insurance business	19,703	18,045
Group life insurance business	391	129
Short-term insurance business	509	248
Supplementary major medical insurance business	5	(75)
Other businesses	2,256	1,810

Total	22,864	20,157

(1)	Individual Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the individual life insurance business increased by 9.2% year-on-year. This was primarily due to the change of discount rate assumption of reserves of traditional life insurance.

(2)	Group Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the group life insurance business increased by 203.1% year-on-year. This was primarily due to a decrease in policyholder dividends of group life insurance business segment.

(3)	Short-term Insurance Business

During the Reporting Period, profit before income tax of the Company in the short-term insurance business increased by 105.2% year-on-year. This was primarily due to a low amount of the profits from the short-term insurance business.

(4)	Supplementary Major Medical Insurance Business

During the Reporting Period, changes in profit before income tax of the Company in the supplementary major medical insurance business, which is of low profit margin, were primarily due to the variation of claims.

4.	Income Tax

During the Reporting Period, income tax of the Company was RMB4,310 million, a 12.6% increase year-on-year. This was primarily due to the combined impact of taxable income and deferred tax.

5.	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB18,407 million, a 13.6% increase year-on-year. This was primarily due to the change of discount rate assumption of reserves of traditional life insurance. The yield curve of reserve computation benchmark for insurance contracts as of 30 June 2014 went upward as compared to that as of 31 December 2013.

III.	Analysis of Major Items of Consolidated Statement of Financial Position

1.	Major Assets

	RMB million
	As at 30 June 2014	As at 31 December 2013
Investment assets	1,973,109	1,848,681
Term deposits	686,097	664,174
Held-to-maturity securities	533,578	503,075
Available-for-sale securities	533,745	491,527
Securities at fair value through profit or loss	31,675	34,172
Securities purchased under agreements to resell	1,306	8,295
Cash and cash equivalents	43,186	21,330
Loans	135,863	118,626
Statutory deposits-restricted	6,353	6,153
Investment properties	1,306	1,329
Other assets	147,005	124,260

Total	2,120,114	1,972,941

Term Deposits

As at the end of the Reporting Period, term deposits increased by 3.3% from the end of 2013. This was primarily due to an increase in the volume of ordinary term deposits.

Held-to-Maturity Securities

As at the end of the Reporting Period, held-to-maturity securities increased by 6.1% from the end of 2013. This was primarily due to the Company’s increased allocation in held-to-maturity corporate bonds and financial bonds appropriately in light of market conditions.

Available-for-Sale Securities

As at the end of the Reporting Period, available-for-sale securities increased by 8.6% from the end of 2013. This was primarily due to the Company’s increased allocation in available-for-sale debt securities in light of market conditions.

Securities at Fair Value through Profit or Loss

As at the end of the Reporting Period, securities at fair value through profit or loss decreased by 7.3% from the end of 2013. This was primarily due to the Company’s decreased allocation in securities at fair value through profit or loss in light of market conditions.

Cash and Cash Equivalents

As at the end of the Reporting Period, cash and cash equivalents increased by 102.5% from the end of 2013. This was primarily due to the needs for liquidity management.

Loans

As at the end of the Reporting Period, loans increased by 14.5% from the end of 2013. This was primarily due to the increased allocation in policy loans, debt investment plans and other investment assets.

Investment Properties

As at the end of the Reporting Period, investment properties decreased by 1.7% from the end of 2013. This was primarily due to the depreciation of investment properties.

As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

	RMB million
	As at 30 June 2014		As at 31 December 2013
	Amount Percentage		Amount Percentage
Investment category
Fixed-maturity investments	1,778,067	90.12%	1,662,770	89.94%
Term deposits	686,097	34.77%	664,174	35.93%
Bonds	948,289	48.06%	873,585	47.25%
Insurance asset management products[1]	59,431	3.01%	55,107	2.98%
Other fixed-maturity investments[2]	84,250	4.28%	69,904	3.78%
Equity investments	149,244	7.56%	154,957	8.39%
Common stocks	58,744	2.98%	79,727	4.31%
Funds	45,059	2.28%	58,991	3.19%
Other equity investments[3]	45,441	2.30%	16,239	0.89%
Investment properties	1,306	0.07%	1,329	0.07%
Cash, cash equivalents and others[4]	44,492	2.25%	29,625	1.60%

Total	1,973,109	100%	1,848,681	100%

Notes:

1.	Insurance asset management products under fixed-maturity investments include infrastructure and real estate debt investment plan and project asset-backed plan.

2.	Other fixed-maturity investments include policy loans, trust schemes, statutory deposits-restricted, etc.

3.	Other equity investments include private equity funds, unlisted equities, equity investment plan, etc.

4.	Cash, cash equivalents and others include cash and cash equivalents and securities purchased under agreements to resell.

2.	Major Liabilities

	RMB million
	As at 30 June 2014	As at 31 December 2013
Insurance contracts	1,558,208	1,494,497
Investment contracts	68,588	65,087
Policyholder dividends payable	52,400	49,536
Bonds payable	67,987	67,985
Securities sold under agreements to repurchase	68,547	20,426
Annuity and other insurance balances payable	27,250	23,179
Deferred tax liabilities	9,322	4,919
Other liabilities	24,891	24,727

Total	1,877,193	1,750,356

Insurance Contracts

As at the end of the Reporting Period, insurance contracts liabilities increased by 4.3% from the end of 2013. This was primarily due to the new insurance business and the accumulation of insurance liabilities from renewal business. As at the reporting date, the Company’s insurance contracts reserves passed liability adequacy testing.

Investment Contracts

As at the end of the Reporting Period, account balance of investment contracts increased by 5.4% from the end of 2013. This was primarily due to an increase in the account volume of certain investment contracts products.

Policyholder Dividends Payable

As at the end of the Reporting Period, policyholder dividends payable increased by 5.8% from the end of 2013. This was primarily due to an increase in the amount of accumulated interest-bearing dividends payable.

Bonds Payable

As at the end of the Reporting Period, bonds payable remained stable as compared to the end of 2013. This was primarily due to the fact that no subordinated term debts were issued by the Company in the first half of 2014.

Securities Sold under Agreements to Repurchase

As at the end of the Reporting Period, securities sold under agreements to repurchase increased by 235.6% from the end of 2013. This was primarily due to the needs for liquidity management.

Annuity and Other Insurance Balances Payable

As at the end of the Reporting Period, annuity and other insurance balances payable increased by 17.6% from the end of 2013. This was primarily due to an increase in maturities payable and surrenders payable.

Deferred Tax Liabilities

As at the end of the Reporting Period, deferred tax liabilities increased by 89.5% from the end of 2013. This was primarily due to an increase in the fair value of available-for-sale securities.

3.	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB240,586 million, a 9.2% increase from the end of 2013. This was primarily due to the combined impact of an increase in fair value of available-for-sale securities and the net profit during the Reporting Period.

IV.	Analysis of Cash Flows

1.	Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of investment assets, and investment income. The primary liquidity risks with respect to these cash flows are the risks of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB43,186 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB686,097 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments or sell them at a fair price.

2.	Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

3.	Consolidated Cash Flows

	RMB million
	January to June 2014	January to June 2013
Net cash inflow from operating activities	40,471	42,740
Net cash outflow from investing activities	(61,873)	(45,517)
Net cash inflow/(outflow) from financing activities	43,243	(15,550)
Foreign currency gains/(losses) on cash and cash equivalents	15	(12)

Net increase/(decrease) in cash and cash equivalents	21,856	(18,339)

We have established a cash flow testing system, and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust the asset portfolio accordingly to ensure sufficient sources of liquidity. During the Reporting Period, net cash inflow from operating activities decreased by 5.3% year-on-year. This was primarily due to a decrease in insurance premiums. Net cash outflow from investing activities increased by 35.9% year-on-year. This was primarily due to the needs for investment management. The change in net cash inflow from financing activities was primarily due to the needs for liquidity management.

V.	Solvency Ratio

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant regulatory requirements) by the minimum capital it is required to meet. The following table shows our solvency ratio as at the end of the Reporting Period:

	RMB million
	As at 30 June 2014	As at 31 December 2013
Actual capital	187,282	168,501
Minimum capital	77,715	74,485
Solvency ratio	240.99%	226.22%

The increase of the Company’s solvency ratio was primarily due to the combined effects of the increase in comprehensive income during the Reporting Period, the distribution of cash dividend for the year 2013 and the increase in minimum capital requirement resulting from the steady business development of the Company.

INTERIM RESULTS8

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2014

		Unaudited For the six months ended 30 June
		2014	2013
	Notes	RMB million	RMB million
REVENUES
Gross written premiums		197,250	203,251
Less: premiums ceded to reinsurers		(259)	(285)

Net written premiums		196,991	202,966
Net change in unearned premium reserves		(3,216)	(2,122)

Net premiums earned		193,775	200,844

Investment income	1	45,075	40,103
Net realised gains and impairment on financial assets	2	(267)	3,922
Net fair value gains through profit or loss	3	564	918
Other income		1,852	1,761

Total revenues		240,999	247,548

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits		(113,906)	(111,690)
Accident and health claims and claim adjustment expenses		(6,635)	(4,688)
Increase in insurance contracts liabilities		(60,241)	(72,869)
Investment contract benefits		(1,031)	(985)
Policyholder dividends resulting from participation in profits		(9,212)	(9,777)
Underwriting and policy acquisition costs		(14,135)	(13,800)
Finance costs		(1,927)	(1,935)
Administrative expenses		(10,802)	(10,817)
Other expenses		(1,886)	(2,021)
Statutory insurance fund contribution		(401)	(385)

Total benefits, claims and expenses		(220,176)	(228,967)

[8]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

For the six months ended 30 June 2014

		Unaudited For the six months ended 30 June
		2014	2013
	Notes	RMB million	RMB million
Share of profit of associates and joint ventures		2,041	1,576

Profit before income tax	4	22,864	20,157
Income tax	5	(4,310)	(3,829)

Net profit		18,554	16,328

Attributable to:
– Equity holders of the Company		18,407	16,198
– Non-controlling interests		147	130

Basic and diluted earnings per share	6	RMB0.65	RMB0.57

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		13,156	(2,258)
Amount transferred to net profit from other comprehensive income		267	(3,922)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		—	2,476
Share of other comprehensive income of associates and joint ventures under the equity method		281	142
Income tax relating to components of other comprehensive income		(3,352)	898

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		10,352	(2,664)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		—	—

Other comprehensive income for the period, net of tax		10,352	(2,664)

Total comprehensive income for the period, net of tax		28,906	13,664

Attributable to:
– Equity holders of the Company		28,734	13,515
– Non-controlling interests		172	149

Notes:

1	INVESTMENT INCOME

	For the six months ended 30 June
	2014	2013
	RMB million	RMB million
Debt securities
– held-to-maturity securities	12,499	10,951
– available-for-sale securities	9,022	7,983
– at fair value through profit or loss	660	437
Equity securities
– available-for-sale securities	1,897	1,628
– at fair value through profit or loss	58	350
Bank deposits	17,032	15,937
Loans	3,676	2,642
Securities purchased under agreements to resell	163	160
Others	68	15

Total	45,075	40,103

For the six months ended 30 June 2014, included in investment income is interest income of RMB43,120 million (for the six months ended 30 June 2013: RMB38,125 million). All interest income is accrued using the effective interest method.

The investment income from listed debt and equity securities for the six months ended 30 June 2014 was RMB3,001 million (for the six months ended 30 June 2013: RMB3,355 million). The investment income from unlisted debt and equity securities for the six months ended 30 June 2014 was RMB21,135 million (for the six months ended 30 June 2013: RMB17,994 million).

2	NET REALISED GAINS AND IMPAIRMENT ON FINANCIAL ASSETS

	For the six months ended 30 June
	2014	2013
	RMB million	RMB million
Debt securities
Net realised gains	77	341

Subtotal	77	341

Equity securities
Net realised gains	311	7,277
Impairment	(655)	(3,696)

Subtotal	(344)	3,581

Total	(267)	3,922

Net realised gains and impairment on financial assets are from available-for-sale securities.

During the six months ended 30 June 2014, the Group recognised impairment charge of RMB30 million (for the six months ended 30 June 2013: RMB124 million) of available-for-sale funds, RMB625 million (for the six months ended 30 June 2013: RMB3,428 million) of available-for-sale common stocks and no impairment (for the six months ended 30 June 2013: RMB144 million) of other available-for-sale securities, for which the Group determined that objective evidence of impairment existed.

3	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the six months ended 30 June
	2014	2013
	RMB million	RMB million
Debt securities	500	282
Equity securities	(101)	319
Stock appreciation rights	165	317

Total	564	918

4	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging the following:

	For the six months ended 30 June
	2014	2013
	RMB million	RMB million
Employee salaries and welfare cost	4,269	4,019
Housing benefits	379	355
Contribution to the defined contribution pension plan	1,013	938
Depreciation and amortisation	1,031	1,015
Exchange losses/(gains)	(74)	261

5	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same fiscal authority.

(a)	The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2014	2013
	RMB million	RMB million
Current taxation – Enterprise income tax	3,259	1,231
Deferred taxation	1,051	2,598

Taxation charges	4,310	3,829

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2013: 25%) is as follows:

	For the six months ended 30 June
	2014	2013
	RMB million	RMB million
Profit before income tax	22,864	20,157
Tax computed at the statutory tax rate	5,716	5,039
Non-taxable income (i)	(1,449)	(1,416)
Expenses not deductible for tax purposes (i)	34	190
Unused tax losses	16	32
Others	(7)	(16)

Income tax at the effective tax rate	4,310	3,829

(i)	Non-taxable income mainly includes interest income from central government bonds and local government bonds, dividend income from applicable equity investments and funds, and etc. Expenses not deductible for tax purposes mainly include commission, brokerage, donation, and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 30 June 2014 and 30 June 2013, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the period are as follows:

Deferred tax assets/(liabilities)

	Insurance	Investments	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)
As at 1 January 2013	(11,787)	3,061	892	(7,834)
(Charged)/credited to net profit	1,016	(3,291)	(323)	(2,598)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	1,547	—	1,547
– Portion of fair value gains on available-for-sale securities allocated to participating policyholders	(619)	—	—	(619)
– Others	—	(30)	—	(30)

As at 30 June 2013	(11,390)	1,287	569	(9,534)

As at 1 January 2014	(11,627)	5,627	1,081	(4,919)
(Charged)/credited to net profit	(194)	(448)	(409)	(1,051)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(3,356)	—	(3,356)
– Portion of fair value gains on available-for-sale securities allocated to participating policyholders	—	—	—	—
– Others	—	4	—	4

As at 30 June 2014	(11,821)	1,827	672	(9,322)

(i)	The deferred tax arising from the insurance category is mainly related to the change of long-term insurance contracts liabilities at 31 December 2008 as a result of the first-time adoption of IFRS in 2009 and the temporary difference of short-term insurance contracts liabilities and policyholder dividend payables.
(ii)	The deferred tax arising from the investment category is mainly related to the temporary difference of unrealised gains/(losses), which includes available-for-sale securities, securities at fair value through profit or loss, and others.
(iii)	The deferred tax arising from the other category is mainly related to the temporary difference of employee salary and welfare cost payables.

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 30	As at 31
	June 2014	December 2013
	RMB million	RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	3,241	7,084
– deferred tax assets to be recovered within 12 months	1,425	1,827

Subtotal	4,666	8,911

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(13,603)	(13,557)
– deferred tax liabilities to be settled within 12 months	(385)	(273)

Subtotal	(13,988)	(13,830)

Net deferred tax liabilities	(9,322)	(4,919)

6	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2014 are based on the net profit for the period attributable to equity holders of the Company and the weighted average number of 28,264,705,000 ordinary shares (for the six months ended 30 June 2013: 28,264,705,000 ordinary shares).

7	DIVIDENDS

A dividend in respect of 2013 of RMB0.30 per ordinary share, totalling RMB8,479 million, was approved at the Annual General Meeting on 29 May 2014.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2014

	Unaudited	Audited
	As at	As at
	30 June	31 December
	2014	2013
	RMB million	RMB million
ASSETS
Property, plant and equipment	23,383	23,393
Investment properties	1,306	1,329
Investments in associates and joint ventures	39,968	34,775
Held-to-maturity securities	533,578	503,075
Loans	135,863	118,626
Term deposits	686,097	664,174
Statutory deposits – restricted	6,353	6,153
Available-for-sale securities	533,745	491,527
Securities at fair value through profit or loss	31,675	34,172
Securities purchased under agreements to resell	1,306	8,295
Accrued investment income	41,233	34,717
Premiums receivable	18,925	9,876
Reinsurance assets	1,043	1,069
Other assets	22,453	20,430
Cash and cash equivalents	43,186	21,330

Total assets	2,120,114	1,972,941

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

As at 30 June 2014

	Unaudited	Audited
	As at	As at
	30 June	31 December
	2014	2013
	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	1,558,208	1,494,497
Investment contracts	68,588	65,087
Policyholder dividends payable	52,400	49,536
Interest-bearing loans and borrowings	2,896	—
Bonds payable	67,987	67,985
Securities sold under agreements to repurchase	68,547	20,426
Annuity and other insurance balances payable	27,250	23,179
Premiums received in advance	1,883	6,305
Other liabilities	19,860	18,233
Deferred tax liabilities	9,322	4,919
Current income tax liabilities	10	5
Statutory insurance fund	242	184

Total liabilities	1,877,193	1,750,356

Equity
Share capital	28,265	28,265
Reserves	109,710	96,913
Retained earnings	102,611	95,153

Attributable to equity holders of the Company	240,586	220,331

Non-controlling interests	2,335	2,254

Total equity	242,921	222,585

Total liabilities and equity	2,120,114	1,972,941

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2014

	Unaudited
	Attributable to equity holders
	of the Company
			Retained	Non-controlling
	Share capital	Reserves	earnings	interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2013	28,265	112,428	80,392	2,016	223,101
Net profit	—	—	16,198	130	16,328
Other comprehensive income	—	(2,683)	—	19	(2,664)

Total comprehensive income	—	(2,683)	16,198	149	13,664

Transactions with owners
Appropriation to reserves	—	1,107	(1,107)	—	—
Dividends paid	—	—	(3,957)	—	(3,957)
Dividends to non-controlling interests	—	—	—	(80)	(80)

Total transactions with owners	—	1,107	(5,064)	(80)	(4,037)

As at 30 June 2013	28,265	110,852	91,526	2,085	232,728

As at 1 January 2014	28,265	96,913	95,153	2,254	222,585
Net profit	—	—	18,407	147	18,554
Other comprehensive income	—	10,327	—	25	10,352

Total comprehensive income	—	10,327	18,407	172	28,906

Transactions with owners
Appropriation to reserves	—	2,470	(2,470)	—	—
Dividends paid (Note 7)	—	—	(8,479)	—	(8,479)
Dividends to non-controlling interests	—	—	—	(91)	(91)

Total transactions with owners	—	2,470	(10,949)	(91)	(8,570)

As at 30 June 2014	28,265	109,710	102,611	2,335	242,921

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2014

	Unaudited
	For the six months
	ended 30 June
	2014	2013
	RMB million	RMB million
Net cash inflow from operating activities	40,471	42,740
Net cash outflow from investing activities	(61,873)	(45,517)
Net cash inflow/(outflow) from financing activities	43,243	(15,550)
Foreign currency gains/(losses) on cash and cash equivalents	15	(12)

Net increase/(decrease) in cash and cash equivalents	21,856	(18,339)

Cash and cash equivalents
Beginning of period	21,330	69,452

End of period	43,186	51,113

Analysis of balances of cash and cash equivalents
Cash at bank and in hand	42,659	51,109
Short-term bank deposits	527	4

SEGMENT INFORMATION

1	Operating segments

The Group operates in five operating segments:

(i)	Individual life insurance business (Individual life)

Individual life insurance business relates primarily to the sale of long-term insurance contracts and universal contracts which are mainly term life, whole life, endowment and annuity products, to individuals.

(ii)	Group life insurance business (Group life)

Group life insurance business relates primarily to the sale of long-term insurance contracts and investment contracts, which are mainly term life, whole life and annuity products, to group entities.

(iii)	Short-term insurance business (Short-term)

Short-term insurance business relates primarily to the sale of short-term insurance contracts, which are mainly the short-term accident and health insurance contracts.

(iv)	Supplementary major medical insurance business (Supplementary major medical)

Supplementary major medical insurance business relates primarily to the sale of supplementary major medical insurance contracts to urban and rural residents according to the “Interim Administrative Measures on the Supplementary Major Medical Insurance for Urban and Rural Residents by Insurance Companies” issued by the CIRC.

(v)	Other businesses (Others)

Other businesses relate primarily to income and allocated cost of insurance agency business in respect of the provision of services to China Life Insurance (Group) Company, share of results of associates and joint ventures, income and expenses of subsidiaries, unallocated income and expenditure of the Group.

2	Allocation basis of income and expenses

Investment income, net realised gains and impairment on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses and certain other expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Except for amounts arising from investment contracts which can be allocated to the corresponding segments above, other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

	For the six months ended 30 June 2014
				Supplementary
	Individual	Group		major
	life	life	Short-term	medical	Others	Elimination	Total
	(RMB million)
Revenues
Gross written premiums	181,449	1,126	10,782	3,893	—	—	197,250
– Term life	10,610	411	—	—	—	—
– Whole life	13,793	573	—	—	—	—
– Endowment	139,877	—	—	—	—	—
– Annuity	17,169	142	—	—	—	—
Net premiums earned	181,303	1,122	9,463	1,887	—	—	193,775
Investment income	42,979	1,622	301	1	172	—	45,075
Net realised gains and impairment on financial assets	(238)	(9)	(2)	—	(18)	—	(267)
Net fair value gains through profit or loss	543	20	4	—	(3)	—	564
Other income	261	203	—	1	1,845	(458)	1,852
Including: inter-segment revenue	—	—	—	—	458	(458)	—

Segment revenues	224,848	2,958	9,766	1,889	1,996	(458)	240,999

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(113,609)	(297)	—	—	—	—	(113,906)
Accident and health claims and claim adjustment expenses	—	—	(4,869)	(1,766)	—	—	(6,635)
Increase in insurance contracts liabilities	(59,592)	(649)	—	—	—	—	(60,241)
Investment contract benefits	(239)	(792)	—	—	—	—	(1,031)
Policyholder dividends resulting from participation in profits	(8,880)	(332)	—	—	—	—	(9,212)
Underwriting and policy acquisition costs	(11,437)	(104)	(2,184)	—	(410)	—	(14,135)
Finance costs	(1,836)	(69)	(12)	—	(10)	—	(1,927)
Administrative expenses	(7,844)	(286)	(1,685)	(113)	(874)	—	(10,802)
Other expenses	(1,391)	(27)	(439)	—	(487)	458	(1,886)
Including: inter-segment expenses	(438)	(17)	(3)	—	—	458	—
Statutory insurance fund contribution	(317)	(11)	(68)	(5)	—	—	(401)

Segment benefits, claims and expenses	(205,145)	(2,567)	(9,257)	(1,884)	(1,781)	458	(220,176)

Share of profit of associates and joint ventures	—	—	—	—	2,041	—	2,041

Segment results	19,703	391	509	5	2,256	—	22,864

Income tax							(4,310)

Net profit							18,554

Other comprehensive income attributable to equity holders of the Company	9,837	371	69	—	50	—	10,327
Depreciation and amortisation	757	27	163	11	73	—	1,031

	For the six months ended 30 June 2013
				Supplementary
	Individual	Group		major
	life	life	Short-term	medical	Others	Elimination	Total
	(RMB million)
Revenues
Gross written premiums	191,186	1,027	9,770	1,268	—	—	203,251
– Term life	1,219	388	—	—	—	—
– Whole life	18,129	32	—	—	—	—
– Endowment	138,953	—	—	—	—	—
– Annuity	32,885	607	—	—	—	—
Net premiums earned	191,104	1,023	8,197	520	—	—	200,844
Investment income	38,203	1,511	260	—	129	—	40,103
Net realised gains and impairment on financial assets	3,739	148	25	—	10	—	3,922
Net fair value gains through profit or loss	893	35	6	—	(16)	—	918
Other income	211	277	—	—	1,707	(434)	1,761
Including: inter-segment revenue	—	—	—	—	434	(434)	—

Segment revenues	234,150	2,994	8,488	520	1,830	(434)	247,548

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(111,428)	(262)	—	—	—	—	(111,690)
Accident and health claims and claim adjustment expenses	—	—	(4,137)	(551)	—	—	(4,688)
Increase in insurance contracts liabilities	(72,128)	(741)	—	—	—	—	(72,869)
Investment contract benefits	(222)	(763)	—	—	—	—	(985)
Policyholder dividends resulting from participation in profits	(9,144)	(633)	—	—	—	—	(9,777)
Underwriting and policy acquisition costs	(11,573)	(58)	(1,815)	—	(354)	—	(13,800)
Finance costs	(1,849)	(73)	(13)	—	—	—	(1,935)
Administrative expenses	(7,821)	(287)	(1,814)	(42)	(853)	—	(10,817)
Other expenses	(1,640)	(37)	(389)	—	(389)	434	(2,021)
Including: Inter-segment expenses	(415)	(16)	(3)	—	—	434	—
Statutory insurance fund contribution	(300)	(11)	(72)	(2)	—	—	(385)

Segment benefits, claims and expenses	(216,105)	(2,865)	(8,240)	(595)	(1,596)	434	(228,967)

Share of profit of associates and joint ventures	—	—	—	—	1,576	—	1,576

Segment results	18,045	129	248	(75)	1,810	—	20,157

Income tax							(3,829)

Net profit							16,328

Other comprehensive income attributable to equity holders of the Company	(2,602)	(103)	(18)	—	40	—	(2,683)
Depreciation and amortisation	763	28	183	4	37	—	1,015

EMBEDDED VALUE

Summary of Results

The embedded value as at 30 June 2014 and the corresponding results as at 31 December 2013 are shown below:

Table 1

Components of Embedded Value

		RMB million
	30 June	31 December
ITEM	2014	2013
A Adjusted Net Worth	138,734	107,522
B Value of In-Force Business before Cost of Solvency Margin	290,105	271,837
C Cost of Solvency Margin	(38,472)	(37,135)
D Value of In-Force Business after Cost of Solvency Margin (B+C)	251,633	234,702
E Embedded Value (A + D)	390,367	342,224

Note:	Taxable income is based on earnings calculated using solvency reserves.

The value of half year’s sales for the six months ended 30 June 2014 and for the corresponding period of last year:

Table 2

Components of Value of Half Year’s Sales

		RMB million
	30 June	30 June
ITEM	2014	2013
A Value of Half Year’s Sales before Cost of Solvency Margin	15,316	14,489
B Cost of Solvency Margin	(1,857)	(1,900)
C Value of Half Year’s Sales after Cost of Solvency Margin (A + B)	13,459	12,589

Note:	Taxable income is based on earnings calculated using solvency reserves.

VALUE OF HALF YEAR’S SALES BY CHANNEL

The value of half year’s sales for the six months ended 30 June 2014 by channel is shown below:

Table 3

Value of Half Year’s Sales by Channel

		RMB million
	30 June	30 June
Channel	2014	2013
Exclusive Individual Agent Channel	13,118	11,527
Group Insurance Channel	134	268
Bancassurance Channel	207	794
Total	13,459	12,589

Note:	Taxable income is based on earnings calculated using solvency reserves.

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 4

Analysis of Embedded Value Movement in the First Half Year of 2014

RMB million
ITEM
A Embedded Value at Start of Year	342,224
B Expected Return on Embedded Value	17,665
C Value of New Business in the Period	13,459
D Operating Experience Variance	987
E Investment Experience Variance	9,649
F Methodology and Model Changes	125
G Market Value and Other Adjustments	14,703
H Exchange Gains or Losses	89
I Shareholder Dividend Distribution	(8,479)
J Other	(55)
K Embedded Value as at 30 June 2014 (sum A through J)	390,367

Notes:	Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2014 opening net worth.

C	Value of new business sales in the first half year of 2014.

D	Reflects the difference between actual operating experience in the first half year of 2014 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.

E	Compares actual with expected investment returns during the first half year of 2014.

F	Reflects the effect of projection method and model enhancements.

G	Change in the market value adjustment from the beginning of year 2014 to 30 June 2014 and other related adjustments.

H	Reflects the gains or losses due to changes in exchange rate.

I	Reflects dividends distributed to shareholders during 2014.

J	Other miscellaneous items.

SENSITIVITY RESULTS

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 5

Sensitivity Results

		RMB million
	VALUE OF	VALUE OF HALF
	IN-FORCE BUSINESS	YEAR’S SALES
	AFTER COST OF	AFTER COST OF
	SOLVENCY MARGIN	SOLVENCY MARGIN
Base case scenario	251,633	13,459
1. Risk discount rate of 11.5%	239,763	12,724
2. Risk discount rate of 10.5%	264,375	14,249
3. 10% increase in investment return	291,735	15,353
4. 10% decrease in investment return	211,858	11,588
5. 10% increase in expenses	248,927	12,387
6. 10% decrease in expenses	254,349	14,530
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	249,536	13,383
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	253,758	13,535
9. 10% increase in lapse rates	250,560	13,226
10. 10% decrease in lapse rates	252,678	13,662
11. 10% increase in morbidity rates	249,397	13,395
12. 10% decrease in morbidity rates	253,892	13,523
13. 10% increase in claim ratio of short term business	251,113	12,889
14. 10% decrease in claim ratio of short term business	252,153	14,028
15. Solvency margin at 150% of statutory minimum	232,815	12,483
16. Taxable income based on the accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario	255,016	12,957

Note:	Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 15.

CORPORATE GOVERNANCE

The Company has applied the principles of the Corporate Governance Code and Corporate Governance Report (the “CG Code”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), and has complied with all code provisions of the CG Code during the Reporting Period.

DIVIDEND

The Company will not declare an interim dividend for the Reporting Period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

The Board has established written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the “Model Code”) for Directors and Supervisors of the Company in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the Reporting Period.

REVIEW OF ACCOUNTS

The Audit Committee together with external auditors engaged by the Company have reviewed the unaudited consolidated financial statements of the Company for the six months ended 30 June 2014.

PUBLICATION OF INTERIM REPORT

The Company’s interim report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews website of the Hong Kong Exchanges and Clearing Limited (http://www.hkexnews. hk) in due course.

This announcement is published in both English and Chinese languages. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the Directors of the Company are as follows:

Executive Directors:	Yang Mingsheng, Lin Dairen, Su Hengxuan, Miao Ping
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang Jianbang

By Order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED Yang Mingsheng
Chairman

Beijing, China, 27 August 2014